UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2022 (Report No. 2)

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Vanderbilt

Irvine CA 92618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

Extraordinary Shareholders’ Meeting

On November 15, 2022, G Medical Innovations Holdings Ltd. (the “Company”) convened an Extraordinary General Meeting of Shareholders (the “Meeting”). At the Meeting, a quorum was present, and the shareholders of the Company approved all agenda items that were described in the Company’s notice of meeting and proxy statement for the Meeting, which were included in Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K that the Company furnished to the U.S. Securities and Exchange Commission (the “SEC”) on November 9, 2022.

Amended and Restated Articles of Association

On November 16, 2022, the Company filed Amended and Restated Articles of Association (the “Articles”) with the commercial registry of the Cayman Islands, reflecting (1) every 35 ordinary shares of par value $0.09 each be consolidated into 1 ordinary share of par value $3.15 each (the “Reverse Split”); and (2) the authorized share capital of the Company be increased by the sum of $135,000,000 by the creation of 42,857,142.86 ordinary shares of par value $3.15 per share. The Articles became effective upon their adoption by the special resolution passed by the shareholders at the Meeting.

The foregoing description of the Articles is qualified in its entirety by reference to the Articles filed as Exhibit 99.1 hereto, which is incorporated herein by reference.

Effective Date for Trading Following Share Consolidation

As a result of the approvals obtained at the aforementioned Meeting and the filing of the Company’s Articles with the commercial registry of the Cayman Islands, trading on the Nasdaq Capital Market of the Company’s ordinary shares on a Reverse Split-adjusted basis is expected to begin on November 21, 2022. The Company’s ordinary shares will continue to trade under ticker symbol “GMVD”. Trading of the Company’s warrants which are admitted to trade on the Nasdaq Capital Market are expected to begin trading on a Reverse Split-adjusted basis on November 21, 2022. These warrants will continue to trade under ticker symbol “GMVDW”.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements in this Report of Foreign Private Issuer on Form 6-K when it discusses the expected effective date for trading of the Company’s ordinary shares and warrants on a Reverse Split-adjusted basis on Nasdaq. Because such actions deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of the Company could differ materially from those described in or implied by the statements in this Report of Foreign Private Issuer on Form 6-K. The forward-looking statements contained or implied herein are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 29, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-266090) and on Form S-8 (File No. 333-266063), filed with the SEC, to be a part thereof from the date on which this Report is submitted to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Amended and Restated Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovations Holdings Ltd.

Date: November 18, 2022	By:	/s/ Yacov Geva
		Name:	Yacov Geva
		Title:	Chief Executive Officer

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